As filed with the Securities and Exchange Commission on November 18, 2003

Registration No. 333-110016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
FORM S-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

WCI COMMUNITIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	59-2857021 (I.R.S. Employer Identification Number)

24301 Walden Center Drive

Bonita Springs, Florida 34134
(239) 947-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vivien N. Hastings, Esq.

Senior Vice President and General Counsel
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, Florida 34134
(239) 947-2600
(Name, address, including zip code, and telephone number
of agent for service)

Copy to:

John B. Tehan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.     ☒

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

(Continued on following page)

(Continued from preceding page)

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed	Amount of
Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Registration
Securities to be Registered	Registered	Price Per Share	Offering Price	Fee

Common stock, par value $0.01 per share	6,324,245 Shares(1)	$20.35(2)	$128,698,306	$10,411.70*

*	A registration fee of $10,500 was paid on October 26, 2003.

(1)	In accordance with Rule 416 of Regulation C under the Securities Act of 1933, this registration statement also covers any additional shares of common stock issued or issuable to the selling stockholders as a result of a stock split, stock dividend or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the average of the high and low prices of the Registrant’s common stock as reported by the New York Stock Exchange on October 24, 2003, which date is within five business days prior to the initial filing date of this registration statement.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS
Dated November      , 2003
5,735,661 Shares

Common Stock

         The shares of common stock are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of common stock.

      Our common stock is listed on the New York Stock Exchange under the symbol “WCI.” The last reported closing sale price on November 17, 2003 was $20.55 per share.

      The underwriters have an option to purchase a maximum of 573,568 additional shares from the selling stockholders to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the attached prospectus.

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Stockholders

Per Share	$	$	$
Total	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Deutsche Bank Securities	UBS Investment Bank

Raymond James

The date of this prospectus supplement is November      , 2003.

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT
SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
THE COMPANY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
EXHIBIT INDEX
CONSENT OF PRICEWATERHOUSECOOPERS LLP

Prospectus Supplement

Prospectus

      You should rely only on the information contained in this document or documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      We provide information to you about this offering in two separate documents that are combined together. The first document is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both documents combined. If information in the prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

      These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These statements are contained in the documents incorporated herein by reference and in the sections entitled “Summary,” “Risk Factors” and other sections of this prospectus supplement and the attached prospectus.

      Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, our actual results may be materially different than those reflected, or suggested, by such forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below and elsewhere in this prospectus, including under the section headed “Risk Factors.” These factors include, among others:

•	our ability to compete in the Florida real estate market;

•	the availability and cost of land in desirable areas in Florida and elsewhere and the ability to expand successfully into those areas;

•	our ability to obtain necessary permits and approvals for the development of our land;

•	our ability to raise debt and equity capital and grow our operations on a profitable basis;

•	our ability to pay principal and interest on our current and future debts;

•	our ability to sustain or increase historical revenues and profit margins;

•	material increases in labor and material costs;

•	increases in interest rates;

•	the level of consumer confidence;

•	adverse legislation or regulations;

•	unanticipated litigation or legal proceedings;

•	natural disasters; and

•	continuation and improvement of general economic conditions and business trends.

      All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. We undertake no obligation to update any forward-looking statements in this prospectus, the documents incorporated herein by reference or elsewhere.

      Our risks are more specifically described in “Risk Factors” in the attached prospectus. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights information contained or incorporated by reference in this prospectus and should be read together with the other information contained or incorporated by reference in other parts of this prospectus supplement and the attached prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including the documents incorporated herein by reference. You should pay particular attention to the risks of investing in shares of our common stock discussed under the “Risk Factors” section beginning on page 3 of the attached prospectus. When this prospectus uses the words “we,” “us,” and “our,” these words refer to WCI Communities, Inc. and its subsidiaries, unless the context otherwise requires.

Our Business

      We are a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction and operation of leisure-oriented, amenity-rich master-planned communities. We offer a full complement of products and services to enhance our customers’ lifestyles and increase our recurring revenues. We design, sell and build single- and multi-family homes serving move-up, pre-retirement and retirement home buyers. We also design, sell and build luxury residential towers targeting affluent, leisure-oriented home purchasers. We have developed master-planned communities where today there are over 150,000 residents who enjoy lifestyle amenities such as award-winning golf courses, country clubs, deep-water marinas, tennis and recreational facilities, luxury hotels, upscale shopping and a variety of restaurants. Our master-planned communities offer a wide range of residential products from moderately priced homes to higher priced semi-custom, single- and multi-family homes and luxury residential towers.

      Our master-planned communities are in Florida, a highly sought-after retirement and leisure-oriented home destination, and one of the nation’s fastest growing economies. We typically begin a master-planned community by purchasing undeveloped or partially developed real estate. We design and develop community infrastructure and amenity improvements and build a full range of homes for sale to primary, second and retirement homebuyers.

      Our principal business lines include single- and multi-family homebuilding, mid- and high-rise homebuilding, amenity membership and operations and real estate services, each of which contributes to our profitability.

•	Homebuilding Activities. We believe the breadth of our homebuilding activities and the scope of our target market distinguishes us from our competitors. Our proprietary marketing system reaches prospective purchasers locally, regionally, nationally and internationally.

•	Single- and multi-family homes (including lot sales): We design, sell and build single- and multi-family homes serving primary, second and retirement homebuyers. We build most of these homes within our master-planned communities, where we create attractive amenities, often through affiliations with hotel operators and golf course designers such as The Ritz-Carlton, Raymond Floyd and Greg Norman. We believe that this approach increases the value of our homes and communities and helps us attract affluent purchasers. We also sell selected lots directly to buyers for the design and construction of large custom homes.

•	Mid-rise and high-rise tower residences: Unlike our traditional homebuilding competitors, we also design, sell and build luxury towers. Residences in these towers primarily target affluent, leisure-oriented home purchasers. Our sales contracts for these towers require substantial non-refundable cash deposits, generally ranging from 10% to 30% of the purchase price, and we typically do not start construction of the towers until there are sufficient pre-sales to cover the majority of the costs to construct the towers.

•	Amenities Membership and Operations. Our amenities, including golf, marina and recreational facilities, serve as the recreational and social hubs of each of our communities and enhance the marketability and sales value of the residences that surround each amenity. We design and construct the amenities in our communities. We profit from the sale of country club memberships and marina slips and by retaining ownership of some income producing properties.

•	Real Estate Services. We provide real estate services, such as real estate brokerage, title insurance, mortgage banking and property management to enhance our position as an integrated provider of residential products and services. We are the exclusive real estate brokerage franchisee of Prudential Real Estate Affiliates, Inc. in six regions in Florida.

•	Parcel Sales. We leverage our expertise and experience in master planning by strategically selling parcels at premium prices within our communities for the construction of products we do not choose to build. This enables us to create a more well rounded community by selling parcels to developers who will construct residential, commercial, industrial and rental properties, which we ordinarily do not develop.

Business Strategy

      The following are the key elements of our business strategy:

•	Continue to implement a vertically integrated business model. By serving as the master developer of our communities, and by retaining control of operations like amenities and real estate services, we believe we can ensure a high level of quality and generate greater returns than our competitors. We acquire and develop the land in our communities, construct the residences, design, build and operate the amenities in many of our communities and otherwise control all aspects of the planning, design, development, construction and operation of our communities.

•	Capitalize on favorable demographic trends and the overall strength of the Florida economy. We expect to benefit from favorable demographic and economic trends, such as the aging “baby boom” generation and the growing generational wealth transfer, resulting in a rapid expansion of our high income target customer base.

•	Continue to opportunistically acquire and profitably develop an attractive Florida land inventory. We believe that our expertise in development and our in-depth market knowledge enables us to successfully identify attractive land acquisition opportunities, efficiently manage the land’s development and maximize the land’s value.

•	Expand strategic partnerships and further develop product branding. We will continue to selectively enter into business relationships with highly regarded partners, as we have done in the past with The Ritz-Carlton, Hyatt, Raymond Floyd and Greg Norman. We believe that partnering with premium brands such as these adds incremental value to our affiliated residences and amenities. In addition, we seek to grow the name brand recognition of WCI Communities products and services.

•	Export our successful business model to other markets. We expect to selectively take advantage of attractive opportunities to grow outside of Florida. We believe that we can benefit from our expertise in developing master-planned resort oriented communities and luxury residential towers by expanding to resort and urban locations.

Principal Executive Offices

      Our principal executive office is located at 24301 Walden Center Drive, Bonita Springs, Florida 34134. Our telephone number is (239) 947-2600. WCI was incorporated in Delaware on October 26, 1987. Our website is located at www.wcicommunities.com. Information contained on our website is not part of this prospectus supplement.

THE OFFERING

Common stock offered by selling stockholders	5,735,661 shares

Common stock outstanding after this offering	43,594,466 shares

Over-allotment option granted	573,568 shares

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the shares of common stock in this offering.

Risk Factors	You should carefully consider the information set forth in the section entitled “Risk Factors” in the attached prospectus and the other information included or incorporated by reference in other parts of this prospectus in deciding whether to purchase our common stock.

New York Stock Exchange symbol	WCI

      The number of shares of common stock outstanding after this offering is based on the number of shares of common stock outstanding as of the date of this prospectus supplement and does not include:

•	3,630,851 shares of common stock issuable upon the exercise of options outstanding as of November 14, 2003 under our stock option plans, at exercise prices ranging from $6.01 to $16.04 per share, with a weighted average exercise price of $9.17 per share of which 1,591,763 are currently exercisable; and

•	893,324 additional shares of common stock authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans as of November 14, 2003.

      Except as otherwise indicated in this prospectus supplement, we have presented the information in this prospectus supplement on the assumption that the underwriters do not exercise their over-allotment option.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the New York Stock Exchange under the symbol “WCI.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. On November 17, 2003, the last reported closing sale price for our common stock was $20.55 per share.

	Common Stock
	Price

	High	Low

Year Ended December 31, 2002
First Quarter	$26.30	$22.16
Second Quarter	33.60	23.40
Third Quarter	29.37	11.20
Fourth Quarter	13.95	7.50

Year Ending December 31, 2003
First Quarter	$11.00	$8.80
Second Quarter	20.65	10.41
Third Quarter	20.95	15.30
Fourth Quarter (through November 17, 2003)	22.49	16.43

      As of November 17, 2003, there were 95 holders of record of our common stock.

DIVIDEND POLICY

      We have never paid dividends on our common stock and we do not currently anticipate paying dividends on our common stock.

      The terms of our indebtedness impose limitations on our ability to pay dividends or make other distributions on our capital stock. We may enter into additional agreements related to our indebtedness from time to time which may contain similar limitations.

      Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, legal and contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

      The following table presents our historical unaudited consolidated capitalization as of September 30, 2003. This information should be read together with our audited and unaudited financial statements and the other financial and operating data incorporated by reference into this prospectus.

As of
September 30,
2003

Actual

(In thousands)
Cash and cash equivalents	$41,579

Debt obligations (including current portion):
Senior unsecured revolving credit facility(1)	—
Mortgages and notes payable	75,519
Senior subordinated notes due 2011	353,994
Senior subordinated notes due 2012	200,000
Senior subordinated notes due 2013	125,000
Contingent convertible senior subordinated notes due 2023	125,000

Total debt obligations	$879,513

Shareholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized and 44,702,611 shares issued	$447
Additional paid-in capital	278,681
Retained earnings	433,522
Treasury stock, at cost, 1,132,183 shares	(13,795)
Accumulated other comprehensive loss	(550)

Total shareholders’ equity	698,305

Total capitalization	$1,577,818
Ratio of debt to total capitalization	55.7%

(1)	As of November 14, 2003, there was $6.1 million outstanding under our senior unsecured revolving credit facility and we had $376.2 million available for borrowings under that credit facility.

SELECTED FINANCIAL DATA

      The following tables set forth our selected historical consolidated financial data for each of the five years in the period ended December 31, 2002 and for the nine months ended September 30, 2003 and 2002. Balance sheet data as of December 31, 2002 and 2001 and statements of operations data for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements, which are incorporated herein by reference. Balance sheet data as of December 31, 2000, 1999 and 1998 and statement of operations data for the years ended December 31, 1999 and 1998 have been derived from our audited consolidated financial statements that are not incorporated herein by reference. The selected consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 are derived from our unaudited consolidated financial statements, which are incorporated herein by reference. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited historical consolidated financial statements, including the introductory paragraphs and related notes thereto, incorporated herein by reference.

	Nine
	Months Ended
	September 30,		Years Ended December 31,

Statement of operations data(1)	2003	2002(2)	2002(2)	2001(2)	2000	1999(2)	1998(3)

	(Unaudited)

	(In thousands)
Total revenues	$877,017	$760,925	$1,211,809	$1,097,409	$870,408	$661,649	$439,388
Gross margin(4)	212,547	217,383	334,977	312,253	247,222	161,962	109,497
Income before income taxes	75,110	98,817	171,608	169,228	134,403	74,331	54,064
Net income	45,967	60,249	104,816	102,235	81,941	79,893	41,183

Net income pro forma for C corporation status(5)							$36,125

Earnings per share:
Basic	$1.05	$1.42	$2.45	$2.81	$2.25	$2.19	$1.65
Diluted	$1.02	$1.37	$2.37	$2.75	$2.25	$2.19	$1.65
Weighted average number of shares(6):
Basic	43,926,047	42,282,099	42,804,826	36,381,715	36,379,927	36,479,555	26,091,574
Diluted	45,167,200	43,949,387	44,247,779	37,268,832	36,379,927	36,479,555	26,091,574

Earnings per share pro forma for C corporation status:
Basic and diluted							$1.38

	As of	As of December 31,
	September 30,
Balance sheet data	2003	2002	2001	2000	1999	1998(3)

	(Unaudited)
		(In thousands)
Real estate inventories	$1,150,384	$977,524	$808,830	$679,604	$632,120	$488,049
Total assets	2,039,451	1,903,892	1,559,457	1,200,951	991,760	923,517
Debt(7)	879,513	729,956	682,611	553,256	545,416	506,128
Stockholders’ equity/ Partners’ capital	698,305	663,488	419,045	319,222	237,500	157,956

(1)	In the nine months ended September 30, 2003, amortization of previously capitalized interest and real estate taxes have been reclassified from interest expense and real estate tax expense to cost of sales. Equity in (losses) earnings from joint ventures and other income have been reclassified from revenue to other income and expense. Interest income and expense related to mortgage banking has been reclassified from other income and interest expense to revenues. All prior periods have been reclassified to conform to the current period presentation. These reclassifications have no impact on net income.

(2)	Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) 145. In addition to rescinding SFAS 4, 44 and 64 and amending SFAS 13, SFAS 145 requires all gains and losses from extinguishment of debt to be included as an item of income from continuing operations in accordance with APB 30. As a result of the adoption of SFAS 145, the

Company reclassified expenses related to the early repayment of debt in the amount of $3,282, for the nine months ended September 30, 2002 and $3,282, $3,188 and $1,694 for the years ended December 31, 2002, 2001 and 1999, respectively.

(3)	Financial data as of and for the year ended December 31, 1998 consist of the accounts of WCI Communities, inclusive of Florida Design Communities, Inc. since December 1, 1998 (the date following the acquisition) and WCI Communities Limited Partnership for the complete year and reflects the reorganization of WCI Communities which occurred on November 30, 1998.

(4)	Gross margin represents our total line of business gross margin less overhead expenses directly related to each line of business.

(5)	Prior to November 30, 1998, WCI Communities Limited Partnership reported its taxable income to its partners. As a result, prior to November 30, except for earnings recorded by Bay Colony-Gateway, a C corporation, WCI Communities Limited Partnership’s consolidated taxable earnings were taxed directly to WCI Communities Limited Partnership’s then-existing partners. Net income (loss) pro forma for C corporation status assumes that WCI Communities filed a consolidated return as a C corporation and was taxed as a C corporation at the statutory tax rates that would have applied for all periods.

(6)	For 1998, weighted average number of shares basic and diluted were derived using the following assumptions: that 25,096,400 shares issued for the partners’ interest in WCI LP were considered outstanding for twelve months; that 10,939,374 shares issued for the acquisition of FDC were considered outstanding from date of issuance, November 30, 1998; and that 470,665 shares issued to employees were considered outstanding from the date of grant, December 4, 1998.

(7)	Debt excludes accounts payable and accrued expenses, customer deposits and other liabilities (other than land repurchase liabilities), deferred income tax liabilities and community development district obligations.

MANAGEMENT

Executive Officers and Directors

      The directors and executive officers of WCI Communities and their respective ages and positions are as follows:

Name	Age	Position

Alfred Hoffman, Jr.	69	Chief Executive Officer and Director
Don E. Ackerman	69	Chairman of the Board of Directors
Jerry L. Starkey	44	President, Chief Operating Officer and Director
James P. Dietz	39	Senior Vice President and Chief Financial Officer
Steven C. Adelman	51	Senior Vice President and Treasurer
Paul D. Appolonia	48	Senior Vice President, Human Resources
R. Michael Curtin	56	Senior Vice President, Marketing
David L. Fry	44	Senior Vice President, Amenities Division
Michael R. Greenberg	49	Senior Vice President, Homebuilding Division
Vivien N. Hastings	51	Senior Vice President and General Counsel
Albert F. Moscato, Jr.	44	Senior Vice President, Business Development
George R. Page	60	Senior Vice President, Tower Division
Hilliard M. Eure, III	67	Director
F. Philip Handy	59	Director
Lawrence L. Landry	60	Director
Jay Sugarman	41	Director
Stewart Turley	69	Director

      Alfred Hoffman, Jr. is the Chief Executive Officer and a Director of WCI. Since July 24, 1985, Mr. Hoffman has served as a Director and Chief Executive Officer of WCI. Mr. Hoffman is also Chief Executive Officer and Chairman of the Board of Directors of Courtyards at Sun City Center, Inc. and Sun City Center Office Plaza, Inc. He also is Chief Executive Officer and a Director of Sun City Center Land Company and is a Director of Aston Care Systems, Inc. From 1975 to 1985, Mr. Hoffman was a private developer in the Tampa Bay area.

      Don E. Ackerman is the Chairman of the Board of Directors of WCI. Since July 24, 1995, Mr. Ackerman has served as Chairman of the Board of Directors of WCI. Since 1985, Mr. Ackerman has served as a Director of WCI. He is also a Director of Courtyards at Sun City Center, Inc., Sun City Center Office Plaza, Inc., Sun City Center Land Company and Aston Care Systems, Inc. From 1967 until 1991, Mr. Ackerman was a partner at J.H. Whitney & Co., a venture capital firm. Mr. Ackerman is Chief Executive Officer of Chandelle Ventures, Inc., his private investment company.

      Jerry L. Starkey is the President and Chief Operating Officer and a Director of WCI. Mr. Starkey has served as a Director of WCI since 2001. Since 1998, Mr. Starkey has been the President and Chief Operating Officer of WCI. From 1994 until 1998, he also served as Secretary of WCI. Since joining WCI in 1998, Mr. Starkey has also held the office of Chief Operating Officer. He also has served on the Board of Trustees, Florida Gulf Coast University since July 1, 2001. Mr. Starkey was President and Secretary of Aston Care Systems, Inc. from 1996 to 1998. Mr. Starkey is a member of the State Bar of Texas.

      James P. Dietz is a Senior Vice President and the Chief Financial Officer of WCI. Since October 1996, Mr. Dietz has been the Chief Financial Officer of WCI. Since joining WCI in 1995, Mr. Dietz has also held the position of Corporate Controller. In addition, from 1996 until 1998, Mr. Dietz served as Chief Financial Officer of Aston Care Systems, Inc. Prior to joining WCI, Mr. Dietz was Manager of Business Development at GTE Leasing Corporation, an affiliate of GTE. From 1986 until 1993, Mr. Dietz held various professional positions, including audit manager, at Arthur Andersen & Co.

      Steven C. Adelman is the Senior Vice President and Treasurer of WCI. Since 1996, Mr. Adelman has been the Senior Vice President and Treasurer of WCI. Prior to joining WCI, Mr. Adelman was Vice President of Finance and Accounting at Inco Homes Corporation. From 1981 until 1993, Mr. Adelman held various management positions, including partner, at Kenneth Leventhal and Company, a public accounting firm specializing in the real estate industry.

      Paul D. Appolonia is the Senior Vice President, Human Resources of WCI. Since May 2002, Mr. Appolonia has been the Senior Vice President, Human Resources of WCI. Prior to joining WCI, Mr. Appolonia was the Vice President Human Resources and Corporate Services for Orius Corp from 2001 until May 2002, Vice President Human Resources and Corporate Services for Ocwen Financial Corporation, Inc. from 1993 until 2000 and has a total of 26 years experience in the area of human resources and personnel management.

      R. Michael Curtin is the Senior Vice President, Marketing and Sales of WCI. Since 1997, Mr. Curtin has been the Senior Vice President, Marketing and Sales of WCI. Since joining WCI in 1995, Mr. Curtin has also held the office of Vice President, Marketing. Prior to joining WCI, Mr. Curtin was employed by The Hunt Group as the Marketing and Sales Director for Rosedale Golf and Country Club.

      David L. Fry is the Senior Vice President, Amenities Division of WCI and has been a Senior Vice President of WCI since 1998. From 1995 to 1998, Mr. Fry was Vice President, Amenities of WCI. From 1989 until 1995, Mr. Fry was Golf Operations Director of the South Seas Resort Company. Prior to joining the South Seas Resort Company, Mr. Fry was Assistant Superintendent of the Bonita Bay Club, Bonita Springs, Florida.

      Michael R. Greenberg is the Senior Vice President, Homebuilding Division of WCI. Since 1999, Mr. Greenberg has been the Senior Vice President, Homebuilding Division of WCI. Since joining WCI in 1998, Mr. Greenberg has also held the office of Division President of the Naples/ Bonita Springs Homebuilding Division. Prior to joining WCI, Mr. Greenberg was Executive Vice President for Avatar Properties in Coral Gables, Florida. From 1991 to 1997, Mr. Greenberg held various positions of Toll Brothers, Inc., including Vice President and has a total of 25 years experience in homebuilding.

      Vivien N. Hastings is the Senior Vice President and General Counsel of WCI. Since 1995, Ms. Hastings has been a Senior Vice President and General Counsel of WCI. Prior to serving as General Counsel, Ms. Hastings held various positions in WCI’s legal department. Prior to joining WCI, from 1982 to 1989, Ms. Hastings was Vice President and Co-General Counsel of Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co. From 1977 until 1982 Ms. Hastings was an associate with the Chicago law firm of Winston & Strawn.

      Albert F. Moscato, Jr. is the Senior Vice President, Business Development of WCI. Since June 2002, Mr. Moscato has been the Senior Vice President, Business Development of WCI. Since joining WCI in 1996, Mr. Moscato has also held the offices of the Division President, Commercial Development and Vice President, Business Development. Prior to joining WCI in 1996, Mr. Moscato was the Executive Vice President, Chief Operating Officer of Point Marco Development Corp., the Vice President-Group Manager and Vice President-Regional Manager as well as the Senior District Facilities Officer with Shawmut Bank, N.A. from 1987 to 1992.

      George R. Page is the Senior Vice President, Tower Division of WCI. Since 1996, Mr. Page was General Manager of WCI’s Bay Colony and Pelican Bay. Since joining WCI in 1990, Mr. Page also held the positions of Project Manager and Vice President of Development for Bay Colony. Prior to joining WCI, Mr. Page was Vice President of Development and Treasurer of Relleum, Inc. in Naples, Florida. From 1968 to 1987, Mr. Page held various management positions in marketing and sales with DVI Marketing Services, Inc., EWA Corporation, Scott USA and The Lange Company.

      Hilliard M. Eure, III was elected to the Board in January 2003. Mr. Eure was a member of the Board of Directors, Executive Committee, Audit Committee, and/or Chairman of the Board of Directors of WEDU, a public broadcasting station in west central Florida during the period January 1991 through December 2001. He was also the part-time Chief Executive Officer of First Republic Corp., a beer importer and distributing company from January 1995 until June 1995. Mr. Eure was the Managing Partner of the Tampa Bay office KPMG Peat Marwick (formerly Peat, Marwick, Mitchell & Co.) (“KPMG”) from July 1977 until June, 1993, an Audit Partner and Southeast Regional Recruiting Coordinator for KPMG in Atlanta from July 1976 until June 1977 and spent eight years as an Audit Partner in the KPMG Greensboro, NC offices from July 1968 until June 1976.

      F. Philip Handy has been a Director of WCI since 1999. Mr. Handy is the Chief Executive Officer of Strategic Industries and the Chairman and President of Winter Park Capital Company, a private investment firm that he founded. From June 1997 until December 1998, Mr. Handy was managing partner of Equity Group Investments, a private investment firm. Mr. Handy also serves on the board of Anixter International, iDine Rewards Network, Inc. He also serves as Chairman of the Florida Board of Education.

      Lawrence L. Landry has been a Director of WCI since 1995. Mr. Landry is the President and Chief Executive Officer of Westport Advisors, Ltd., which is the general partner of Westport Senior Living Investment Fund L.P. From February 1989 until June 1998, Mr. Landry was the chief financial and investment officer of the John D. and Catherine T. MacArthur Foundation. The MacArthur Foundation has been a stockholder of WCI since 1995. Mr. Landry is a member of the Board of Trustees of Clark University and also serves on the Board of Directors of Greystone Communities, Inc.

      Jay Sugarman has been a Director of WCI since 1995. Mr. Sugarman is Chairman of the Board and Chief Executive Officer of iStar Financial, Inc., a publicly traded finance company focused on the real estate industry. From 1996 to 1997, he was Senior Managing Director of Starwood Capital Group, LLC and from 1993 to 1996, was President of Starwood Mezzanine Investors, L.P.

      Stewart Turley has been a Director of WCI since 1999. Mr. Turley was Chairman of the Board and Chief Executive Officer of Eckerd Corporation and also held the positions of manager of Eckerd’s non-drug operations, Vice President, Senior Vice President, President and Chief Executive Officer before retiring in 1997. Mr. Turley also serves on the board of Sprint Corporation.

Board of Directors

      Our restated certificate of incorporation requires our board of directors to consist of at least three members. Currently, our board has eight members. Our restated certificate of incorporation provides for three classes of directors, each class serving for a three-year term, with one class being elected each year by WCI’s stockholders.

SELLING STOCKHOLDERS

      The table below sets forth with respect to the selling stockholders, based upon information available to us as of November 17, 2003, the number and percentage of outstanding shares of common stock beneficially owned, the number of shares of our common stock which may be offered by this prospectus supplement and the number and percentage of outstanding shares of common stock that will be owned assuming the sale of all of the registered shares of our common stock under this prospectus supplement. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities.

	Shares Beneficially		Number of	Shares Beneficially
	Owned		Shares	Owned
	Prior to the Offering		Offered Hereby(3)	After Offering(3)

Name and Address	Number	Percent		Number	Percent

John D. and Catherine T. MacArthur Foundation(1) 140 South Dearborn Street Suite 1100 Chicago, Illinois 60603	1,513,725	3.5%	1,000,000	513,725	1.2%
Trustees of the Estate of Bernice Pauahi Bishop(2) 567 South King Street Suite 200 Honolulu, Hawaii 96813	5,309,229	12.2%	5,309,229	0	—

(1)	The Board of Directors of the John D. and Catherine T. MacArthur Foundation has delegated certain investment matters to the Investment Committee of the Board. The Investment Committee has, in turn, delegated certain authority to the Chief Investment Officer of the Foundation, Susan Manske. In connection with such delegation, Ms. Manske has the authority to vote and cause the disposition of the shares of our stock.

(2)	The Board of Trustees of the Estate of Bernice Pauahi Bishop has delegated certain investment matters to the Vice President for Endowments, Kirk O. Belsby. Mr. Belsby has been granted the right to vote and cause the disposition of the shares of our common stock.

(3)	The number of shares offered by each selling stockholder and the corresponding number of shares beneficially owned by each selling stockholder after the offering assumes that the underwriters exercise their over-allotment option in full. The Trustees of the Estate of Bernice Pauahi Bishop and the John D. and Catherine T. MacArthur Foundation have granted the underwriters an over-allotment option on 482,658 and 90,910 shares of our common stock, respectively.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated November      , 2003, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Raymond James & Associates, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Raymond James & Associates, Inc.

Total	5,735,661

      The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 573,568 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by the selling stockholders(1)	$	$	$	$
Expenses payable by us	$	$	$	$

(1)	The maximum commission or discount to be received by any NASD member or independent broker-dealer for the sale of any shares will not be greater than eight (8) percent.

      We will not receive any proceeds from the offer and sale of our common stock sold by the selling stockholders.

      We have agreed, subject to certain exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus supplement, except, among other exceptions, issuances pursuant to the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus, the issuance of options under our existing stock plans, the filing of a registration statement covering resales of the 4.0% Contingent Convertible Senior Subordinated Notes due 2023, the guarantees and the shares of common stock issuable upon conversion of such notes and the issuance of common stock (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction, provided that the common stock (or such options, warrants and convertible securities) so issued is subject to the terms of a lock-up agreement having provisions that are substantially the same as the agreements described in the following paragraph.

      The executive officers and Selling Stockholders named in this prospectus supplement and certain of our directors have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus other than in the case of each of Don E. Ackerman and Alfred Hoffman, Jr. with respect to up to 500,000 shares of common stock, which may be transferred to Rule 10b5-1 Plans.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our common stock is listed on the New York Stock Exchange under the symbol “WCI.”

      In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

      Affiliates of each of the underwriters are lenders under our senior unsecured revolving credit facility. In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment and commercial banking or other transactions of a financial nature with us, including the provision of certain advisory services and the making of loans to us and our affiliates. In connection with such transactions and services, such underwriters and initial purchasers received and in the future may receive customary fees and expense reimbursement.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Certain legal matters with respect to the common stock offered hereby will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York. Quarles and Brady LLP will act as counsel to the John D. and Catherine T. MacArthur Foundation and Bingham McCutcheon will act as counsel to the Trustees of the Estate of Bernice Pauahi Bishop. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2003

PROSPECTUS

WCI Communities, Inc.

6,324,245 Shares of Common Stock

        All of the shares of common stock offered hereby may be sold from time to time by and for the account of the selling stockholders named in this prospectus.

      The methods of sale of the shares of common stock offered hereby are described under the heading “Plan of Distribution.” We will receive none of the proceeds from such sales.

      The selling stockholders and any broker-dealers that participate in the distribution of the common stock offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any commission or profit on the resale of shares received by such broker-dealers may be deemed to be underwriting commissions and discounts under the Securities Act. Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, disclosing among other things the names of such brokers and dealers, the number of shares involved, the price at which such shares are being sold and the commissions paid or the discounts or concessions allowed to such broker-dealers.

      Our common stock is listed on the New York Stock Exchange under the symbol “WCI.” On November 17, 2003, the last reported sale price of our common stock as reported on the New York Stock Exchange was $20.55 per share.

       This investment involves risks. See the “Risk Factors” section on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November  , 2003

i

THE COMPANY

      We are a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction and operation of leisure-oriented, amenity-rich master-planned communities. We offer a full complement of products and services to enhance our customers’ lifestyles and increase our recurring revenues. We design, sell and build single- and multi-family homes serving move-up, pre-retirement and retirement home buyers. We also design, sell and build luxury residential towers targeting affluent, leisure-oriented home purchasers. We have developed master-planned communities where today there are over 150,000 residents who enjoy lifestyle amenities such as award-winning golf courses, country clubs, deep-water marinas, tennis and recreational facilities, luxury hotels, upscale shopping and a variety of restaurants. Our master-planned communities offer a wide range of residential products from moderately priced homes to higher priced semi-custom, single- and multi-family homes and luxury residential towers.

      Our master-planned communities are in Florida, a highly sought-after retirement and leisure-oriented home destination, and one of the nation’s fastest growing economies. We typically begin a master-planned community by purchasing undeveloped or partially developed real estate. We design and develop community infrastructure and amenity improvements and build a full range of homes for sale to primary, second and retirement homebuyers.

      Our principal business lines include single- and multi-family homebuilding, mid- and high-rise homebuilding, amenity membership and operations and real estate services, each of which contributes to our profitability.

•	Homebuilding Activities. We believe the breadth of our homebuilding activities and the scope of our target market distinguishes us from our competitors. Our proprietary marketing system reaches prospective purchasers locally, regionally, nationally and internationally.

•	Single- and multi-family homes (including lot sales): We design, sell and build single- and multi-family homes serving primary, second and retirement homebuyers. We build most of these homes within our master-planned communities, where we create attractive amenities often through affiliations with hotel operators and golf course designers such as The Ritz-Carlton, Raymond Floyd and Greg Norman. We believe that this approach increases the value of our homes and communities and helps us attract affluent purchasers. We also sell selected lots directly to buyers for the design and construction of large custom homes.

•	Mid-rise and high-rise tower residences: Unlike our traditional homebuilding competitors, we also design, sell and build luxury towers. Residences in these towers primarily target affluent, leisure-oriented home purchasers. Our sales contracts for these towers require substantial non-refundable cash deposits, generally ranging from 10% to 30% of the purchase price, and we typically do not start construction of the towers until there are sufficient pre-sales to cover the majority of the costs to construct the towers.

•	Amenities Membership and Operations. Our amenities, including golf, marina and recreational facilities, serve as the recreational and social hubs of each of our communities and enhance the marketability and sales value of the residences that surround each amenity. We design and construct the amenities in our communities. We profit from the sale of country club memberships and marina slips and by retaining ownership of some income producing properties.

•	Real Estate Services. We provide real estate services, such as real estate brokerage, title insurance, mortgage banking and property management to enhance our position as an integrated provider of residential products and services. We are the exclusive real estate brokerage franchisee of Prudential Real Estate Affiliates, Inc. in six regions in Florida.

•	Parcel Sales. We leverage our expertise and experience in master planning by strategically selling parcels at premium prices within our communities for the construction of products we do not choose to build. This enables us to create a more well rounded community by selling parcels to developers who will construct residential, commercial, industrial and rental properties, which we ordinarily do not develop.

      Our principal executive offices are located at 24301 Walden Center Drive, Bonita Springs, Florida 34134 and our telephone number is (239) 947-2600. Our website is located at www.wcicommunities.com. Information contained on our website is not part of this prospectus.

RISK FACTORS

Risks Relating to Our Common Stock

The market price of our common stock could decrease due to the substantial number of shares that are eligible for future sale.

      We may, in the future, sell additional shares of our common stock in subsequent public offerings or in connection with potential acquisitions. Sales of a substantial number of shares of our common stock into the public market after this offering or the perception that these sales could occur, could cause our stock price to decline. As of November 14, 2003, we had 100,000,000 shares of authorized common stock, and 43,595,466 shares of common stock outstanding. In addition, as of November 14, 2003, 3,630,851 shares of our common stock are issuable upon the exercise of outstanding stock options, of which 1,591,763 options are currently exercisable under our stock option plans.

Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire our company and could depress the price of our common stock.

      Delaware corporate law and our restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of WCI or our management. These provisions could also discourage a proxy contest and make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the shares of our common stock. These provisions include:

•	creating a classified board of directors;

•	authorizing the board of directors to issue preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the person who may call special meetings of stockholders; prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors for proposing matters that can be acted on by stockholders at stockholder meetings.

      We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met.

Our stock price may be particularly volatile because of the industry we are in.

      The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of homebuilding companies have been volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the price of our common stock.

Risks Relating to Our Business

Substantial Indebtedness and High Leverage — Our substantial indebtedness and high leverage could adversely affect our financial health.

      We continue to have substantial debt and debt service requirements. At September 30, 2003:

•	our total debt was $879.5 million;

•	our total equity was $698.3 million;

•	total debt represented 55.7% of total capitalization of WCI Communities and its subsidiaries; and

•	we had up to approximately $384.4 million available for borrowings under the senior unsecured revolving credit facility.

      For the year ended December 31, 2002, our debt service payment obligations totaled approximately $71.3 million. For the nine month period ended September 30, 2003, our debt service obligations totaled approximately $52.0 million. Based on the terms, outstanding balances and interest rates of our indebtedness as of September 30, 2003, our annual debt service payment obligations would be $73.6 million.

      In addition, in connection with the development of certain of our communities, community development or improvement districts may utilize bond financing programs to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at such communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay such obligation, a lien will be placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited.

      Although we are not directly obligated to pay all of the outstanding bond amounts, we do pay a portion of the revenues, fees, and assessments levied by the districts on the property benefited by the improvements within our communities. In addition, we guarantee district shortfalls under certain bond debt service agreements when the revenues, fees, and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. In the event that debt service shortfalls guaranteed by us occur, we will be required to fund our obligations under these guarantees. The amount of bond obligations issued and outstanding by districts with respect to our communities totaled $148.5 million at September 30, 2003. We have accrued $51.4 million as of September 30, 2003 as the estimated amount of such bonds that we may be required to fund. The amount we may have to pay in connection with these bonds, however, may be more or less than the amount we have accrued.

      Our high degree of leverage could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	certain of our borrowings are and will continue to be at variable rates of interest (including borrowings under our senior unsecured revolving credit facility), which will expose us to the risk of increased interest rates;

•	we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

•	our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

      In addition, our senior unsecured revolving credit facility and our other debt instruments contain financial and other restrictive covenants that will limit our ability to, among other things, borrow additional funds.

Significant Capital Requirements — If we are not able to raise sufficient capital to enhance and maintain the operations of our properties and to expand and develop our real estate holdings, our results of operations and revenues could decline.

      We operate in a capital intensive industry and require significant capital expenditures to maintain our competitive position. Failure to secure needed additional financing, if and when needed, may limit our ability to grow our business which could reduce our results of operations and revenues. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate holdings. In the event that our plans or assumptions change or prove to be inaccurate or if cash flow proves to be insufficient, due to unanticipated expenses or otherwise, we may seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations. Additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to us, if at all.

Inability to Successfully Develop Communities — If we are not able to develop our communities successfully, our earnings could be diminished.

      Before a community generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a community development to achieve cumulative positive cash flow. Our inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our ability to service our debt and to meet our working capital requirements.

Risks Associated with Construction — Problems in the construction of our communities could result in substantial increases in cost and could disrupt our business which would reduce our profitability.

      We must contend with the risks associated with construction activities, including the inability to obtain insurance or obtaining insurance at significantly increased rates, cost overruns, shortages of lumber or other materials, shortages of labor, labor disputes, unforeseen environmental or engineering problems, work stoppages and natural disasters, any of which could delay construction and result in a substantial increase in costs which would reduce our profitability. Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to unaffiliated subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and these claims may give rise to liability. Where we hire general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors, we may become responsible for the losses or other obligations of the general contractors, which may materially and adversely affect our results of operations. Should losses in excess of insured limits occur, the losses could adversely affect our results of operations. In addition, our results of operations could be negatively impacted in the event that a general contractor experiences significant cost overruns or delays and is not able or willing to absorb such impacts.

Risk of Increased Interest Rates — Because many of our customers finance their home purchases, increased interest rates could lead to fewer home sales which would reduce our revenues.

      Many purchasers of our homes obtain mortgage loans to finance a substantial portion of the purchase price of their homes. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. In addition, there have been discussions of possible changes in the federal income tax laws which would remove or limit the deduction for home mortgage interest. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may also be negatively affected.

Availability of Land — Because our business depends on the acquisition of new land, the unavailability of land could reduce our revenues or negatively affect our results of operations.

      Our operations and revenues are highly dependent on our ability to expand our portfolio of land parcels. We may compete for available land with entities that possess significantly greater financial, marketing and other resources. Competition generally may reduce the amount of land available as well as increase the bargaining power of property owners seeking to sell. An inability to effectively carry out any of our sales activities and development resulting from the unavailability of land may adversely affect our business, financial condition and results of operations.

National and Regional Economic Conditions — A deterioration in national and regional economic conditions could adversely impact our real estate sales and revenues.

      Our real estate sales and revenues could decline due to a deterioration of regional or national economies. Our sales and revenues would be disproportionately affected by worsening economic conditions in the Midwestern and Northeastern United States because we generate a disproportionate amount of our sales from customers in those regions. In addition, a significant percentage of our residential units are second home purchases which are particularly sensitive to the state of the economy.

Risks Associated with Our Geographic Concentration in Florida — Because of our geographic concentration in Florida, an economic downturn in Florida could reduce our revenues or our ability to grow our business.

      We currently develop and sell our properties only in Florida. Consequently, any economic downturn in Florida could reduce our revenues or our ability to grow our business. In addition, the appeal of becoming an owner of one of our residential units may decrease if potential purchasers do not continue to view the locations of our communities as attractive primary, second home or retirement destinations.

Risks Due to Recent Events — Increased insurance risk, perceived risk of travel and adverse changes in economic conditions as a result of recent events could negatively affect our business.

      We believe that insurance and surety companies are re-examining many aspects of their business, and may take actions including increasing premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, such as sabotage and terrorism, and refusing to underwrite certain risks and classes of business. Any increased premiums, mandated exclusions, change in limits, coverages, terms and conditions or reductions in the amounts of bonding capacity available may adversely affect our ability to obtain appropriate insurance coverages at reasonable costs, which could have a material adverse effect on our business. Future terrorist attacks against the United States, increased domestic or international instability or adverse developments in the war on terrorism could have an adverse effect on our results of operations.

Community Relations — Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

      As a community developer, we may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of our communities. Any efforts made by us in resolving these issues or disputes could be deemed unsatisfactory by the affected residents and any subsequent action by these residents could negatively impact sales, which could cause our revenues or results of operations to decline. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or modify our community development plans.

Risks and Costs of Growth — We may not be successful in our efforts to identify, complete or integrate acquisitions which could adversely affect our results of operations and prospects.

      A principal component of our strategy is to continue to grow profitably in a controlled manner in both existing and new markets by acquiring and developing land or by acquiring other property developers or homebuilders. However, we may not be successful in implementing our acquisition strategy and growth may not continue at historical levels or at all. The failure to identify, acquire and integrate other businesses or real estate development opportunities effectively could adversely affect our business, assets, financial condition, results of operations and prospects.

Variability in Our Results — We experience variability in our results of operations in each quarter and accordingly, quarter-to-quarter comparisons should not be relied upon as an indicator of our future performance. In addition, as a result of such fluctuations, our stock price may experience significant volatility.

      We have historically experienced, and in the future expect to continue to experience, variability in our revenue, profit and cash flow. Our historical financial performance is not necessarily a meaningful indicator of future results and we expect financial results to vary from project to project and from quarter to quarter. In particular, our revenue recognition policy for tower residences can cause significant fluctuation in our total revenue from quarter to quarter. We believe that quarter-to-quarter comparisons of our results should not be relied upon as an indicator of future performance. As a result of such fluctuations, our stock price may experience significant volatility.

      We commence construction of a portion of our homes prior to obtaining non-cancellable sales contracts for those residences. Depending on the level of demand for these residences, some or all of these residences may not be sold at the prices or in the quantities originally expected. As a result, our operating income could be adversely affected.

Risks of Seasonality — We may be negatively impacted by seasonal factors, which could limit our ability to generate revenue and cash flow.

      Because our customers prefer to close on their home purchases before the winter and due to the historic timing of our tower starts and completions, the fourth quarter of each year often produces a disproportionately large portion of our total year’s revenues, profits and cash flows. Therefore, delays or significant negative economic events that occur in the fourth quarter may have a disproportionate effect on our revenues, profits and cash flows for the year.

Risk of Nonreceipt of Already Recognized Revenue and Profit on Tower Residence Sales — If we do not receive cash corresponding to previously recognized revenues, our future cash flows could be lower than expected.

      In accordance with generally accepted accounting principles, we recognize revenues and profits from sales of tower residences during the course of construction. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a full refund of a significant deposit except for nondelivery of the residence, a substantial percentage of residences are under firm contract, collection of the sales price is assured and costs can be reasonably estimated. Due to various contingencies, like delayed construction and buyer defaults or cost overruns, we may receive less cash than the amount of revenue already recognized or the cash may be received at a later date than we expected which could affect our profitability and ability to pay our debts.

Risks of Expansion — Expansion into new geographic areas poses risks. If we are unable to successfully expand into new geographic areas, we may not be able to increase our results of operations and, as a result, the price of our common stock may decrease.

      We plan to expand our business to new geographic areas outside of Florida. We will incur additional risks to the extent we develop communities in climates or geographic areas in which we do not have experience or develop a different size or style of community, including:

•	acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms;

•	adapting our construction methods to different geographies and climates; and

•	reaching acceptable sales levels at such communities.

      In addition, we may have difficulty attracting potential customers from areas and to a market in which we have not had significant experience.

Risks Associated with Natural Disasters — Our revenues and profitability may be adversely affected by natural disasters.

      The Florida climate presents risks of natural disasters. To the extent that hurricanes, severe storms, floods or other natural disasters or similar events occur, our business may be adversely affected. Although we insure for losses resulting from natural disasters, such insurance may not be adequate to cover business interruption or losses resulting therefrom, which may have a material adverse effect on our business, assets, financial condition, results of operations and prospects.

Risks Associated with Our Industry — Laws and regulations related to property development may subject us to additional costs and delays which could reduce our revenues, profits or prospects.

      We are subject to a variety of statutes, ordinances, rules and regulations governing certain developmental matters, building and site design which may impose additional costs and delays on us. In particular, we may be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as gas, electric, water and waste disposal. In addition, certain fees, some of which may be substantial, may be imposed to defray the cost of providing certain governmental services and improvements. We also may be subject to additional costs or delays or may be precluded from building a project entirely because of “no growth” or “slow growth” initiatives, building permit allocation ordinances, building moratoriums, restrictions on the availability of utility services or similar governmental regulations that could be imposed in the future. These ordinances, moratoriums or restrictions, if imposed, could cause our costs to increase and delay our planned or existing projects, which would in turn reduce our revenues, profits or ability to grow our business.

      In addition, some of our land and some of the land that we may acquire has not yet received planning approvals or entitlements necessary for planned development or future development. Failure to obtain entitlement of this land on a timely basis may adversely affect our future results and prospects. This land may not become entitled on a timely basis.

Environmental Regulation — Compliance with applicable environmental laws may substantially increase our costs of doing business which could reduce our profits.

      We are subject to various laws and regulations relating to the operation of our properties, which are administered by numerous federal, state and local governmental agencies. Our growth and development opportunities in Florida may be limited and more costly as a result of legislative, regulatory or municipal requirements. The inability to grow our business or pay these costs could reduce our profits. In addition, our operating costs may also be affected by our compliance with, or our being subject to, environmental laws, ordinances and regulations relating to hazardous or toxic substances of, under, or in such property.

These costs could be significant and could result in decreased profits or the inability to develop our land as originally intended.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

      These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These statements are contained in the documents incorporated herein by reference and in the section “Risk Factors” and other sections of this prospectus.

      Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, our actual results may be materially different than those reflected, or suggested, by such forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below and elsewhere in this prospectus, including under the section headed “Risk Factors.” These factors include, among others:

•	our ability to compete in the Florida real estate market;

•	the availability and cost of land in desirable areas in Florida and elsewhere and the ability to expand successfully into those areas;

•	our ability to obtain necessary permits and approvals for the development of our land;

•	our ability to raise debt and equity capital and grow our operations on a profitable basis;

•	our ability to pay principal and interest on our current and future debts;

•	our ability to sustain or increase historical revenues and profit margins;

•	material increases in labor and material costs;

•	increases in interest rates;

•	the level of consumer confidence;

•	adverse legislation or regulations;

•	unanticipated litigation or legal proceedings;

•	natural disasters; and

•	continuation and improvement of general economic conditions and business trends.

All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. We undertake no obligation to update any forward-looking statements in this prospectus, the documents incorporated herein by reference or elsewhere.

      Our risks are more specifically described in “Risk Factors.” If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

USE OF PROCEEDS

      We will not receive any of the proceeds from the offer and sale of the shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

      The table below sets forth with respect to the selling securityholders, based upon information available to us as of November 17, 2003, the number and percentage of outstanding shares of common stock beneficially owned, the number of shares of our common stock which may be offered by this prospectus and the number and percentage of outstanding shares of common stock that will be owned assuming the sale of all of the registered shares of our common stock under this prospectus. The number of shares, if any, offered by each selling securityholder and the corresponding number of shares beneficially owned by each selling securityholder after each sale will vary depending upon the terms of the individual sales. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities. The shares offered by this prospectus may be sold by selling securityholders, including their transferees, pledgees or donees or their successors, from time to time. If required, identification of such transferees, pledgees, donees or successors will be made in the applicable prospectus supplement.

			Number of
	Shares Beneficially		Shares	Shares Beneficially
	Owned Prior		Which May	Owned After
	to the Offering		Be Offered	Offering

Name and Address	Number	Percent		Number	Percent

John D. and Catherine T. MacArthur Foundation(1) 140 South Dearborn Street Suite 1100 Chicago, Illinois 60603	1,513,725	3.5%	1,000,000	513,725	1.2%
Trustees of the Estate of Bernice Pauahi Bishop(2) 567 South King Street Suite 200 Honolulu, Hawaii 96813	5,309,229	12.2%	5,309,229	0	—
Noelle C. Doumar 18 Lower Addison Gardens London, England W14 8BQ	15,016	*	15,016	0	—

*	Less than 1%

(1)	The Board of Directors of the John D. and Catherine T. MacArthur Foundation has delegated certain investment matters to the Investment Committee of the Board. The Investment Committee has, in turn, delegated certain authority to the Chief Investment Officer of the Foundation, Susan Manske. In connection with such delegation, Ms. Manske has the authority to vote and cause the disposition of the shares of our stock.

(2)	The Board of Trustees of the Estate of Bernice Pauahi Bishop has delegated certain investment matters to the Vice President for Endowments, Kirk O. Belsby. Mr. Belsby has been granted the right to vote and cause the disposition of the shares of our common stock.

PLAN OF DISTRIBUTION

      The selling securityholders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling securityholders or by permitted pledgees, donees, transferees or other permitted successors in interest. Such sales by the selling securityholders may be made in any of the following manners:

•	on the New York Stock Exchange in transactions pursuant to and in accordance with the rules of such exchange;

•	directly to a limited number of institutional purchasers or to a single purchaser;

•	in the over-the-counter market;

•	in public or privately negotiated transactions;

•	to or through underwriters;

•	in transactions involving agents, principals or brokers;

•	in a combination of such methods of sale; or

•	any other lawful methods.

      Although sales of the shares are, in general, expected to be made at market prices prevailing at the time of sale, the shares may also be sold at prices related to such prevailing market prices or at negotiated prices, which may differ considerably.

      In offering the shares covered by this prospectus, each of the selling securityholders and any broker-dealers who sell the shares for the selling securityholders may be “underwriters” within the meaning of the Securities Act, and any profits realized by such selling securityholders and the compensation of such broker-dealers may be underwriting discounts and commissions.

      Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling securityholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts, any or all of which might be in excess of customary amounts.

      Each of the selling securityholders is acting independently of us in making decisions with respect to the timing, manner and size of each sale of shares. We have not been advised of any definitive selling arrangement at the date of this prospectus between any selling securityholder and any broker-dealer or agent.

      To the extent required, the names of any agents, broker-dealers or underwriters, the number of shares involved, the price at which such shares are being sold, the applicable commissions paid or the discounts or concessions allowed to such agent, broker-dealer or underwriter, where applicable, that such agent, broker-dealer or underwriter did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and any other facts material to the transaction with respect to any particular offer of the shares by the selling securityholders, will be set forth in a prospectus supplement.

      The expenses of preparing and filing this prospectus and the related registration statement with the Securities and Exchange Commission will be paid entirely by us. Shares of common stock covered by this prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus. The selling securityholders have been advised that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder.

      Neither we nor the selling securityholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling securityholders on account of their sales of the shares from time to time. The maximum commission or discount to be received by any NASD member or independent broker-dealer for the sale of any shares will not be greater than eight (8) percent.

LEGAL MATTERS

      The validity of the shares of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically by us with the SEC are available at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We “incorporate by reference” information contained in documents that we file with the SEC into this prospectus. This means that we disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 4, 2003;

•	Our Quarterly Report on Form 10-Q for the three month period ended March 31, 2003, filed with the SEC on May 1, 2003;

•	Our Quarterly Report on Form 10-Q for the three month period ended June 30, 2003, filed with the SEC on July 30, 2003;

•	Our Quarterly Report on Form 10-Q for the three month period ended September 30, 2003, filed with the SEC on November 5, 2003;

•	Our Current Report on Form 8-K dated May 9, 2003;

•	Our Current Report on Form 8-K dated July 30, 2003;

•	Our Current Report on Form 8-K dated September 24, 2003;

•	Our Current Report on Form 8-K dated September 25, 2003;

•	Our Current Report on Form 8-K dated October 20, 2003;

•	Our Current Report on Form 8-K dated November 18, 2003; and

•	The description of our common stock contained in our registration statement on Form S-1 (Registration No. 333-69048).

      You can request a copy of these filings at no cost, by writing or calling us at the following address:

WCI Communities, Inc.

24301 Walden Center Drive
Bonita Springs, FL 34134
(239) 947-2600

Attention: James D. Cullen

      You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

PART II.     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following is an itemization of all fees and expenses incurred or expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the SEC registration fee are estimates and remain subject to future contingencies.

Securities and Exchange Commission registration fee	$10,411.70
Printing and engraving expenses	30,000.00
Legal fees and expenses	100,000.00
Accounting fees and expenses	25,000.00
Miscellaneous	4,588.30

Total	$170,000.00

      All of the above except the Securities and Exchange Commission registration fee are estimated.

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) permits the companies to indemnify their officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action (except settlements or judgments in derivative suits), suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of the company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders of disinterested directors, or otherwise.

      The certificate of incorporation and/or bylaws of WCI Communities, Inc., provides for the mandatory indemnification of their directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

      As permitted by sections 102 and 145 of the DGCL, the certificate of incorporation of WCI Communities, Inc. eliminates a director’s personal liability for monetary damages to the company and its stockholders arising from a breach of a director’s fiduciary duty, other than for a breach of a director’s duty of loyalty or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, and except as otherwise provided under the DGCL.

      The company may purchase and maintain insurance on behalf of any director or officer of the company against any liability asserted against such person, whether or not the company would have the power to indemnify such person against such liability under the provisions of the certificate of incorporation or otherwise. The company has purchased and maintained insurance on behalf of their directors and officers.

Item 16.	Exhibits.

      Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act of 1933.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registration pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bonita Springs, State of Florida, on the 18th day of November, 2003.

WCI COMMUNITIES, INC.

By:	/s/ JAMES P. DIETZ

Name: James P. Dietz

Title:	Senior Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on November 18, 2003 by or on behalf of the following persons in the capacities indicated.

Signature	Title

* Alfred Hoffman, Jr.	Chief Executive Officer and Director (principal executive officer)

* Don E. Ackerman	Chairman of the Board of Directors

* James P. Dietz	Senior Vice President and Chief Financial Officer (principal financial officer)

* Steven C. Adelman	Senior Vice President and Treasurer

* Jerry L. Starkey	President, Chief Operating Officer and Director

* Scott A. Perry	Vice President and Chief Accounting Officer (principal accounting officer)

* Hilliard M. Eure, III	Director

* F. Philip Handy	Director

* Lawrence L. Landry	Director

Signature		Title

* Jay Sugarman		Director

* Stewart Turley		Director

*By:	/s/ JAMES D. CULLEN James D. Cullen Attorney-In-Fact

EXHIBIT INDEX

      The following Exhibits indicated by an asterisk preceding the Exhibit number are filed herewith. The balance of the Exhibits have heretofore been filed with the Commission and pursuant to Rule 411 are incorporated herein by reference.

Exhibit No.	Exhibit

1.1	Form of Underwriting Agreement*
4.1	Restated Certificate of Incorporation of WCI Communities, Inc., as amended.(1)
4.2	Second Amended and Restated By-Laws of WCI Communities, Inc., as amended.(2)
4.3	Form of Specimen Certificate for common stock of WCI Communities, Inc.(3)
4.4	Registration Rights Agreement dated as of March 15, 2002 by and among WCI Communities, Inc. and certain stockholders of WCI Communities, Inc.(4)
5.1	Opinion of Simpson Thacher & Bartlett LLP regarding the legality of the securities being registered.**
23.1	Consent of PricewaterhouseCoopers LLP, relating to financial statements of the Registrant.***
23.2	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).**
24.1	Powers of Attorney authorizing execution of the Registration Statement on Form S-3 on behalf of certain officers and directors of WCI Communities, Inc. (included on the signature page to the initial filing of the registration statement).**

*	To be filed as an amendment to the Registration Statement or as Exhibit to an Exchange Act report of the Registrant and incorporated herein by reference.

**	Filed with initial filing of the registration statement on October 27, 2003.

***	Filed herewith.

(1)	Incorporated by reference to Exhibit 3.1 filed with WCI Communities, Inc.’s Registration Statement on Form S-3 (Registration No. 333-87250)

(2)	Incorporated by reference to Exhibit 3.48 filed with WCI Communities, Inc.’s Registration Statement on Form S-3 (Registration No. 333-87250)

(3)	Incorporated by reference to Exhibit 4.3 filed with WCI Communities, Inc.’s Registration Statement on Form S-1 (Registration No. 333-69048)

(4)	Incorporated by reference to Exhibit 4.2 filed with WCI Communities, Inc.’s Registration Statement on Form S-1 (Registration No. 333-69048)